Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For November 3, 2005



                         Andina Bottling Company, Inc.
                         -----------------------------
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                   -----------------------------------------
                              Piso 20, Las Condes
                   -----------------------------------------
                                   Santiago
                   -----------------------------------------
                                     Chile
                   -----------------------------------------
                   (Address of principal executive offices)

                           Form 20-F X Form 40-F ___
                                    --


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                 Yes___ No X
                                           --
                                                              www.koandina.com

                       Embotelladora Andina S.A. (LOGO)



For Immediate Distribution
--------------------------

Contacts in Santiago, Chile                   Contacts in New York, U.S.A.
Embotelladora Andina S.A.                     i-advize Corporate Communications
Osvaldo Garay, Chief Financial Officer        Peter Majeski/Melanie Carpenter
Andrea Valenzuela, Investor Relations         212-406-3690
(56-2) 338-0520                               E-Mail: andina@i-advize.com
E-Mail: inv.rel@koandina.com


           Embotelladora Andina S.A. Announces Consolidated Results For the Third Quarter and Nine Months ended September 30, 2005

Highlights



o For the third quarter of 2005, Consolidated Operating Income reached US$28.1 million, reflecting an increase of 16.9% compared to the same period last year. Operating Margin was 13.5%.

o Consolidated Sales Volume grew 4.5% during the quarter, reaching 87.9 million unit cases.

o During the third quarter, EBITDA reached US$42.5 million, a 4.1% improvement compared to the third quarter of 2004. EBITDA Margin was 20.4%.

o Consolidated Operating Income for the nine months ended September 30, 2005 was US$89.4 million, an increase of 18.9% when compared to same period of last year. Operating Margin was 14.2%.

o Consolidated Sales Volume for the nine months ended September 30, 2005 totaled 273.3 million unit cases, a 7.8% improvement year-over-year.

o Consolidated EBITDA was US$132.4 million for the nine months ended September 30, 2005, representing 5.3% growth. EBITDA Margin was 21%.

o Net Income for the nine months ended September 30, 2005 reached US$59.8 million, 28% higher than the comparable period of 2004.

(Santiago-Chile, October 28, 2005) -- Embotelladora Andina S.A. ("the Company"
NYSE: AKO/A; AKO/B) announced today its consolidated financial results for the third quarter and nine months ended September 30, 2005.

        Comments from the Chief Executive Officer, Mr. Jaime Garcia R.
        --------------------------------------------------------------

"Perspectives remain stable in the region, leading to solid results for the period ended September 30, 2005. The Company's implemented strategies have been successful, and we view the remainder of the year with optimism."

                             CONSOLIDATED SUMMARY

Nine Months Ended September 30, 2005 vs. Nine Months Ended September 30, 2004
-----------------------------------------------------------------------------

The resulting numbers as of September 30, 2005 reflect several improvements. The region has continued recovering demand for products of mass consumption, but for the second semester the comparative base has become more difficult given the results achieved during the same period of the year 2004. Currencies have continued to appreciate, which has partially offset price increases of certain raw materials. As of September 30, 2005, on average, the Chilean peso has appreciated 12.9%, the Brazilian real 20.7% and the Argentine peso 2.7%.

As of September 30, 2005, Consolidated Sales Volume reached 273.3 million unit cases, an increase of 7.8%, with soft drink Sales Volume increasing by 8.4%. The three franchises of the Company increased total volume as follows: Chile 4.2%, Brazil 12.2% and Argentina 6.4%.

Net Sales amounted to US$630.5 million, an 8.8% improvement compared to 2004. This was due to a combination of higher volume, price adjustments and more favorable exchange rates, that affected positively the translation of figures to Chilean Gaap.

Cost of Sales per unit case decreased 0.9% compared to the same period of 2004, due to operational efficiencies, effective negotiations and the revaluations of the Chilean peso, the Brazilian real and Argentine peso, despite cost pressures particularly related to resin and sugar.

On the other hand, SG&A increased 9% due to higher volumes, increased freight costs as a result of higher oil prices and an increase in marketing expenses.

Operating Income was US$89.4 million, an 18.9% improvement over the US$75.2 million reported as of September 30, 2004. Operating Margin was 14.2%, an increase of 121 basis points.

Consolidated EBITDA amounted to US$132.4 million, a 5.3% increase from the same period of last year. EBITDA Margin was 21% of Net Sales.

Third Quarter 2005 vs. Third Quarter 2004
-----------------------------------------

During the third quarter of 2005, consolidated Sales Volume reached 87.9 million unit cases, representing a 4.5% increase with respect to the same period of last year.

Net Sales amounted to US$208.5 million, an 8% increase over the third quarter of 2004. This was a result of higher volumes, price adjustments and more favorable exchange rates for the translation of figures. Regarding Costs and Expenses, explanations for the third quarter 2005 are similar to those mentioned for the nine months ended September 30, 2005.

Operating Income reached US$28.1 million, a 16.9% increase when compared to the US$24 million reached during the same period of the previous year. Operating Margin was 13.5% of Net Sales, an improvement of 101 basis points.

Consolidated EBITDA for the third quarter reached US$42.5 million, an increase of 4.1%. This represented 20.4% of Net Sales.


                EBITDA for the Nine Months Ended Sep. 30, 2005
                                 (MUS$132.4)

                             Argentina       17%
                             Brasil          25%
                             Chile           58%


                              SUMMARY BY COUNTRY

                                     Chile

Nine Months ended September 30, 2005 vs. Nine Months ended September 30, 2004
-----------------------------------------------------------------------------

Sales Volume increased 4.2%, reaching 93.8 million unit cases for the first nine months of 2005. This volume increase is mainly attributed to the immediate consumption formats (7.3%), the Light segment (10.2%), as well as the water segment (14.3%).

Net Sales amounted to US$285.6 million, representing a 4.5% increase compared to the same period of the previous year. The increase in accumulated Net Sales is best explained by higher volumes.

Operating Income was US$61.7 million, a 7.9% improvement compared to the first nine months of 2004. Operating Margin was 21.6%, representing an improvement of 68 basis points.

EBITDA amounted to US$80.6 million, a 2.8% increase over the US$78.4 million reached in the previous year. EBITDA margin was 28.2% of Net Sales.

Third Quarter 2005 vs. Third Quarter 2004
-----------------------------------------

The third quarter of 2005 was defined by adverse weather conditions compared to the third quarter of 2004. As a result, Sales Volume grew by 1.9%, reaching
30.3 million unit cases. Soft drinks increased 0.6%, while the water segment experienced a significant 24.1% growth during the quarter. It is worth mentioning that during the quarter we launched two important products to reinforce the water segment, Dasani (in July 2005) and Dasani Citrus (in September 2005), both offered in the PET 500 cc and PET 1.5 lt formats.

Net Sales reached US$92.7 million, a 3.6% improvement over the third quarter of 2004. Net Sales per unit case increased 1.7%, a positive reflection of the price increases, which took place at the end of the first half 2005.

Cost of Sales per unit case remained constant, with a Gross Margin of 40.5%, representing an improvement of 87 basis points compared to the third quarter of the previous year.

Operating Income amounted to US$19.9 million, increasing 7.8%. Operating Margin was 21.5%, an improvement of 83 basis points.

EBITDA totaled US$26.4 million, representing an increase of 4.4% compared to the EBITDA reported in the third quarter of 2004. EBITDA Margin was 28.5% of Net Sales.

                                    Brazil

Nine Months ended September 30, 2005 vs. Nine Months ended September 30, 2004
-----------------------------------------------------------------------------

Sales Volume reached 108.5 million unit cases, a 12.2% increase compared to the previous year. The soft drink segment increased 13.2%.

Net Sales amounted to US$216.4 million, representing accumulated growth of 17.7%. Net Sales per unit case grew 5%, affected by several factors, such price adjustments and more favorable exchange rates (the Real appreciated 20.7% on average). This situation was partially offset by a format mix focused more on future consumption, which has a lower collection per unit case.

Cost of Sales increased 13.5%, reflecting a cost increase per unit case of only 1.2%. Locally, the Company has experienced cost savings as a result of the appreciation of the Brazilian Real (which has a positive effect over our dollar-denominated costs), as well as the effective negotiations for the anticipated purchase of raw materials, despite the increases of resin and sugar prices.

Operating Income totaled US$21.3 million, a 51.2% improvement compared to the same period of 2005. EBITDA totaled US$34.6 million, an 11.7% increase. Operating Margin was 9.8%, while EBITDA Margin 16%.

Third Quarter 2005 vs. Third Quarter 2004
-----------------------------------------

During the third quarter of 2005, Sales Volume reached 34.8 million unit cases, an 8.2% increase versus the same period of 2004. This is the sixth quarter of consecutive growth for our operations, with a harder comparable basis. It is also worth mentioning that during the quarter returnable formats increased 15.9% with regards to the third quarter of 2004.

Net Sales totaled US$72.8 million, an improvement of 17.7%. This was a result of higher volumes and a more favorable exchange rate that affects positively the translation of figures. The average appreciation of the Brazilian Real for the third quarter was 21.7%.

Operating Income amounted to US$6.7 million, a 78.5% increase from the same period of last year, with an Operating Margin of 9.2%, representing an improvement of 314 basis points.

EBITDA totaled US$11.3 million, a 12.1% increase compared to the US$10.1 million reached during the third quarter of 2004.


                                  Argentina

Nine Months ended September 30, 2005 vs. Nine Months ended September 30, 2004
-----------------------------------------------------------------------------

Sales Volume for the period reached 71 million unit cases, representing an improvement of 6.4% compared to the same period of the previous year. This growth was led by returnable formats, which as of September 30, 2005, represented more than 50% of total sales volume, as well as our core brands.

Net Sales reached US$135.5 million, a 5.4% increase when compared to last year, principally due to the aforementioned increase in volumes and price increases.

Operating Income totaled US$12.7 million, an increase of 19.2% over last year, with an Operating Margin of 9.4% representing an improvement of 108 basis points.

EBITDA was US$23.4 million, while EBITDA Margin totaled 17.3% of Net Sales.

Third Quarter 2005 vs. Third Quarter 2004
-----------------------------------------

Sales Volume for the third quarter 2005 totaled 22.8 million unit cases, which reflects a 2.8% increase with respect to the same period last year. Soft drinks improved 3.1%. It is worth mentioning that this period was affected by supply interruptions to our clients as a result of labor and transportation stoppages and blocked access to our plant, led by Argentine national unions. This situation has also affected several other companies.

Net Sales reached US$45.9 million, a 5% improvement compared to the third quarter of 2004. This improvement resulted from an increase in volumes and price adjustments in local currency.

Operating Income reached US$3.6 million, representing a decrease of 13.5% with regards to the US$4.2 million recorded during the third quarter of 2004. This drop is fully explained by the lower Operating Income achieved by the Argentine packaging division. This was explained by higher costs associated with the increase in the price of resin in dollars, in addition to increased expenses from salary adjustments carried out by decree, as well as raw material increases affected by oil prices. The Argentine beverage division has also undergone significant cost increases, particularly labor costs, that to date have been absorbed by improved efficiencies and price increases.

Operating Margin was 7.9% of Net Sales, while EBITDA amounted to US$7 million, representing 15.2% of Net Sales.

                             NON-OPERATING RESULTS

Nine Months ended September 30, 2005 vs. Nine Months ended September 30, 2004
-----------------------------------------------------------------------------

Non-Operating Results totaled a loss of (US$20.1 million), which compares positively to a higher accumulated loss of (US$24 million) recorded for the same period of 2004.

This loss reduction in the Non Operating Result line is explained by:

          - Financial Expenses/Income (Net): Reflects a positive variation as a consequence of extraordinary income due to bond sales together with better results from Cross Currency Swap Agreements. This was partially offset by the lower fluctuation of the Chilean exchange rate that affected the positive U.S. Dollar net asset position of Andina (this effect is in the Price Level Restatement line).

Finally, Net Income amounted to US$59.8 million, an increase of 28% versus the Net Income reported as of September 30, 2004.

                         ANALYSIS OF THE BALANCE SHEET

As of September 30, 2005, the Company's financial assets amounted to US$425.8 million. These represent cash, investments in mutual funds, deposits, structured notes, corporate bonds and sovereign bonds. 82.5% of the total financial assets are U.S. dollar-denominated. However, through "Cross-Currency Swaps" carried out in July 2003, August 2003 and April 2004, part of the portfolio has been converted to Chilean pesos (UF - Chilean Inflation Indexed Currency), thereby decreasing to 32.5% the amount denominated in US dollars.

On the other hand, the Company's total debt was US$394.9 million, with an average annual rate of 6.78% on U.S. dollar debt, and an average real rate of 5.36% on Chilean Peso-denominated debt. The U.S. Dollar-denominated debt represents 32.7% of total debt.

Therefore, even though the Company paid an extraordinary dividend totaling US$96.1 million in May 2005, the Company still holds a positive net cash position of US$30.9 million.

                               SUBSEQUENT EVENTS

Subsequent to September 30 of the year 2005, the Company was notified by "The Coca-Cola Company" regarding its decision to increase concentrate prices for carbonated soft drinks in Brazil. This would be a gradual price increase, which will start at the beginning of the year 2006 up to the end of the year 2008.

As a consequence of this decision, the Company estimates there will be a US$0.8 million effect over our costs during the first year (2006), reaching at the end of the three years (2008 and thereafter) an annual additional cost of US$2.4 million.

The Company is currently analyzing measures to partially or completely mitigate the effects over our costs.





This release may contain forward-looking statements reflecting Embotelladora Andina SA's good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with relevant regulatory institutions.

Embotelladora Andina S.A.

                                             Main Indicators

                INDICATORS                         Unit      Sep-05      Dec-04      Sep-04     Variance
--------------------------------------------      -----     -------     -------     -------     --------

LIQUIDITY
 Current Ratio                                    Times        1.06        1.24        0.98         0.08
 Acid Tests                                       Times        0.93        1.05        0.76         0.18
 Working Capital                                   MCh$      38,580      34,217      13,908       24,672
ACTIVITY
 Investments                                       MCh$      17,354      25,847      19,129       (1,775)
 Inventory turnover                               Times        9.71       12.40        8.44         1.26
 Days of inventory on hand                         Days       37.09       29.02       42.65        (5.56)
INDEBTEDNESS
 Debt to equity ratio                               %        121.79%      99.32%     101.52%       20.28%
 Short-term liabilities to total liabilities        %         55.64%      36.84%      36.37%       19.27%
 Long-term liabilities to total liabilities         %         44.36%      63.16%      63.63%      (19.27)%
 Interest charges coverage ratio                  Times       14.33       10.84       12.52         1.81
PROFITABILITY
 Return over equity                                 %         11.53%      13.36%       8.03%        3.51%
 Return over total assets                           %          5.50%       6.81%       4.08%        1.43%
 Return over operating assets                       %         11.86%      14.36%       8.46%        3.40%
 Operating income                                  MCh$      47,306      64,395      39,771        7,534
 Operating margin                                   %         14.18%      15.20%      12.96%        1.21%
 EBITDA (1)                                        MCh$      66,993      90,220      61,918        5,075
 EBITDA margin                                      %            20%         21%      20.18%       (0.10)%
 Dividends payout ratio - Serie A shares            %          6.45%       4.81%       4.70%        1.75%
 Dividends payout ratio - Serie B shares            %          6.77%       5.23%       5.43%        1.34%

EBITDA (1) Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

Embotelladora Andina S.A.
Third Quarter Results for the period ended September 30, Chilean GAAP (In millions of constant 09/30/05 Chilean Pesos, except per share)

                                                  9/30/2005                                  9/30/2004
                                 ------------------------------------------- ------------------------------------------
                                  Chilean   Brazilian  Argentine              Chilean   Brazilian  Argentine
                                 Operations Operations Operations Total (2)  Operations Operations Operations Total (2)   % Ch.
                                 ---------- ---------- ---------- ---------- ---------- ---------- ---------- --------- -----------
VOLUME TOTAL BEVERAGES
 (Million UC)                         30.3       34.8       22.8       87.9       29.8       32.1       22.2      84.1        4.5%
  Soft Drink                          25.4       33.4       22.5       81.2       25.2       30.8       21.8      77.8        4.4%
  Mineral Water                        2.2        0.4        0.3        2.9        1.8        0.4        0.3       2.6       13.0%
  Juices                               2.8        0.3        0.0        3.1        2.8        0.2        0.0       3.1       (0.2)%
  Beer                                  NA        0.7         NA        0.7         NA        0.7         NA       0.7       12.4%

NET SALES                           49,052     38,524     24,277    110,330     47,333     32,735     23,119   102,114        8.0%
  COST OF SALES                    (29,196)   (23,496)   (16,569)   (67,739)   (28,584)   (21,212)   (15,337)  (64,059)       5.7%
GROSS PROFIT                        19,856     15,028      7,708     42,591     18,749     11,523      7,782    38,055       11.9%
Gross Margin                          40.5%      39.0%      31.8%      38.6%      39.6%      35.2%      33.7%     37.3%
  SELLING AND ADMINISTRATIVE
   EXPENSES                         (9,315)   (11,476)    (5,782)   (26,573)    (8,996)    (9,533)    (5,555)  (24,084)      10.3%
  CORPORATE EXPENSES                     0          0          0     (1,168)         0          0          0    (1,263)      (7.5)%
OPERATING INCOME                    10,540      3,551      1,926     14,850      9,753      1,990      2,228    12,708       16.9%

Operating Margin                      21.5%       9.2%       7.9%      13.5%      20.6%       6.1%       9.6%     12.4%
EBITDA (1)                          13,976      5,979      3,701     22,488     13,369      5,334      4,153    21,594        4.1%
Ebitda Margin                         28.5%      15.5%      15.2%      20.4%      28.2%      16.3%      18.0%     21.1%
NON OPERATIONAL RESULTS
  FINANCIAL EXPENSE/INCOME (Net)                                      6,915                                      4,756       45.4%
  RESULTS FROM AFFILIATED                                              (114)                                     1,061     (110.8)%
  AMORTIZATION OF GOODWILL                                           (1,612)                                    (1,818)     (11.3)%
  OTHER INCOME/(EXPENSE)                                                787                                     (2,510)     131.4%
  PRICE LEVEL RESTATEMENT (3)                                       (12,138)                                    (8,051)      50.8%
NON-OPERATING RESULTS                                                (6,161)                                    (6,563)      (6.1)%

INCOME BEFORE INCOME TAXES;
 AMORTIZATION OF NEGATIVE
 GOODWILL AND MINORITY INTEREST                                       8,688                                      6,145       41.4%

INCOME TAXES                                                         (1,055)                                       273     (486.8)%
MINORITY INTEREST                                                         0                                         (0)    (100.0)%
AMORTIZATION OF NEGATIVE GOODWILL                                         0                                          0         NA

NET INCOME                                                            7,634                                      6,418       18.9%
Net Margin                                                              6.9%                                       6.3%

WEIGHTED AVERAGE SHARES OUTSTANDING                                   760.3                                      760.3
EARNINGS PER SHARE                                                     10.0                                        8.4
EARNINGS PER ADS                                                       60.2                                       50.6       18.9%

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Third Quarter Results for the period ended September 30, Chilean GAAP (In millions US$, except per share)

                                                                                       Exch. Rate:  529.2
                                                  9/30/2005                                  9/30/2004
                                 ------------------------------------------- ------------------------------------------
                                  Chilean   Brazilian  Argentine              Chilean   Brazilian  Argentine
                                 Operations Operations Operations Total (2)  Operations Operations Operations Total (2)   % Ch.
                                 ---------- ---------- ---------- ---------- ---------- ---------- ---------- --------- -----------
VOLUME TOTAL BEVERAGES
 (Million UC)                         30.3       34.8       22.8       87.9       29.8       32.1       22.2      84.1        4.5%
  Soft Drink                          25.4       33.4       22.5       81.2       25.2       30.8       21.8      77.8        4.4%
  Mineral Water                        2.2        0.4        0.3        2.9        1.8        0.4        0.3       2.6       13.0%
  Juices                               2.8        0.3        0.0        3.1        2.8        0.2        0.0       3.1       (0.2)%
  Beer                                  NA        0.7         NA        0.7         NA        0.7         NA       0.7       12.4%

NET SALES                             92.7       72.8       45.9      208.5       89.4       61.9       43.7     193.0        8.0%
  COST OF SALES                      (55.2)     (44.4)     (31.3)    (128.0)     (54.0)     (40.1)     (29.0)   (121.0)       5.7%
GROSS PROFIT                          37.5       28.4       14.6       80.5       35.4       21.8       14.7      71.9       11.9%
Gross Margin                          40.5%      39.0%      31.8%      38.6%      39.6%      35.2%      33.7%     37.3%
  SELLING AND ADMINISTRATIVE
   EXPENSES                          (17.6)     (21.7)     (10.9)     (50.2)     (17.0)     (18.0)     (10.5)    (45.5)      10.3%
  CORPORATE EXPENSES                   0.0        0.0        0.0       (2.2)       0.0        0.0        0.0      (2.4)      (7.5)%
OPERATING INCOME                      19.9        6.7        3.6       28.1       18.4        3.8        4.2      24.0       16.9%

Operating Margin                     21.5%        9.2%       7.9%      13.5%      20.6%       6.1%       9.6%     12.4%
EBITDA (1)                           26.4        11.3        7.0       42.5       25.3       10.1        7.8      40.8        4.1%
Ebitda Margin                        28.5%       15.5%      15.2%      20.4%      28.2%      16.3%      18.0%     21.1%
NON OPERATIONAL RESULTS
  FINANCIAL EXPENSE/INCOME (Net)                                       13.1                                        9.0       45.4%
  RESULTS FROM AFFILIATED                                              (0.2)                                       2.0     (110.8)%
  AMORTIZATION OF GOODWILL                                             (3.0)                                      (3.4)     (11.3)%
  OTHER INCOME/(EXPENSE)                                                1.5                                       (4.7)     131.4%
  PRICE LEVEL RESTATEMENT (3)                                         (22.9)                                     (15.2)      50.8%
NON-OPERATING RESULTS                                                 (11.6)                                     (12.4)      (6.1)%

INCOME BEFORE INCOME TAXES;
 AMORTIZATION OF NEGATIVE
 GOODWILL AND MINORITY INTEREST                                        16.4                                       11.6       41.4%

INCOME TAXES                                                           (2.0)                                       0.5     (486.8)%
MINORITY INTEREST                                                       0.0                                       (0.0)    (100.0)%
AMORTIZATION OF NEGATIVE GOODWILL                                       0.0                                        0.0         NA

NET INCOME                                                             14.4                                       12.1       18.9%
Net Margin                                                              6.9%                                       6.3%

WEIGHTED AVERAGE SHARES OUTSTANDING                                   760.3                                      760.3
EARNINGS PER SHARE                                                      0.02                                       0.02
EARNINGS PER ADS                                                        0.11                                       0.10       18.9%


(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Nine Months Results for the period ended September 30, Chilean GAAP (In millions of constant 09/30/05 Chilean Pesos, except per share)

                                                  9/30/2005                                  9/30/2004
                                 ------------------------------------------- ------------------------------------------
                                  Chilean   Brazilian  Argentine              Chilean   Brazilian  Argentine
                                 Operations Operations Operations Total (2)  Operations Operations Operations Total (2)   % Ch.
                                 ---------- ---------- ---------- ---------- ---------- ---------- ---------- --------- -----------
VOLUME TOTAL BEVERAGES
 (Million UC)                         93.8      108.5       71.0      273.3       90.0       96.7       66.8     253.5        7.8%
  Soft Drink                          79.0      104.4       70.1      253.5       76.2       92.2       65.5     233.9        8.4%
  Mineral Water                        7.0        1.4        0.8        9.3        6.1        1.5        1.2       8.9        4.5%
  Juices                               7.8        0.8        0.1        8.7        7.7        0.7        0.1       8.5        2.5%
  Beer                                  NA        1.8         NA        1.8         NA        2.3         NA       2.3      (18.0)%

NET SALES                          151,153    114,511     71,732    333,675    144,680     97,274     68,052   306,825        8.8%
  COST OF SALES                    (89,831)   (70,352)   (48,606)  (205,068)   (86,921)   (61,968)   (46,211) (191,920)       6.9%
GROSS PROFIT                        61,323     44,159     23,126    128,607     57,759     35,305     21,841   114,905       11.9%
Gross Margin                          40.6%      38.6%      32.2%      38.5%      39.9%      36.3%      32.1%     37.4%
  SELLING AND ADMINISTRATIVE
   EXPENSES                        (28,690)   (32,893)   (16,401)   (77,984)   (27,508)   (27,852)   (16,199)  (71,559)       9.0%
  CORPORATE EXPENSES                     0          0          0     (3,317)         0          0          0    (3,575)      (7.2)%
OPERATING INCOME                    32,632     11,266      6,725     47,306     30,251      7,453      5,642    39,771       18.9%

Operating Margin                      21.6%       9.8%       9.4%      14.2%      20.9%       7.7%       8.3%     13.0%
EBITDA (1)                          42,671     18,314     12,385     70,053     41,507     16,393     12,183    66,508        5.3%
Ebitda Margin                         28.2%      16.0%      17.3%      21.0%      28.7%      16.9%      17.9%     21.7%
NON OPERATIONAL RESULTS
  FINANCIAL EXPENSE/INCOME (Net)                                      4,246                                     (4,886)     186.9%
  RESULTS FROM AFFILIATED                                               485                                        882      (45.0)%
  AMORTIZATION OF GOODWILL                                           (4,823)                                    (5,765)     (16.3)%
  OTHER INCOME/(EXPENSE)                                             (5,595)                                    (5,928)      (5.6)%
  PRICE LEVEL RESTATEMENT (3)                                        (4,947)                                     2,992     (265.3)%
NON-OPERATING RESULTS                                               (10,633)                                   (12,705)     (16.3)%

INCOME BEFORE INCOME TAXES;
 AMORTIZATION OF NEGATIVE
 GOODWILL AND MINORITY INTEREST                                      36,673                                     27,067       35.5%

INCOME TAXES                                                         (5,038)                                    (2,343)     115.0%
MINORITY INTEREST                                                         0                                         (2)    (100.0)%
AMORTIZATION OF NEGATIVE GOODWILL                                         0                                          0         NA

NET INCOME                                                           31,635                                     24,722       28.0%
Net Margin                                                              9.5%                                       8.1%

WEIGHTED AVERAGE SHARES OUTSTANDING                                   760.3                                      760.3
EARNINGS PER SHARE                                                     41.6                                       32.5
EARNINGS PER ADS                                                      249.7                                      195.1       28.0%

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Nine Months Results for the period ended September 30, Chilean GAAP (In millions US$, except per share)

                                                                                     Exch. Rate: $ 529.20
                                                  9/30/2005                                  9/30/2004
                                 ------------------------------------------- ------------------------------------------
                                  Chilean   Brazilian  Argentine              Chilean   Brazilian  Argentine
                                 Operations Operations Operations Total (2)  Operations Operations Operations Total (2)   % Ch.
                                 ---------- ---------- ---------- ---------- ---------- ---------- ---------- --------- -----------
VOLUME TOTAL BEVERAGES
 (Million UC)                         93.8      108.5       71.0      273.3       90.0       96.7       66.8     253.5        7.8%
  Soft Drink                          79.0      104.4       70.1      253.5       76.2       92.2       65.5     233.9        8.4%
  Mineral Water                        7.0        1.4        0.8        9.3        6.1        1.5        1.2       8.9        4.5%
  Juices                               7.8        0.8        0.1        8.7        7.7        0.7        0.1       8.5        2.5%
  Beer                                  NA        1.8         NA        1.8         NA        2.3         NA       2.3      (18.0)%

NET SALES                            285.6      216.4      135.5      630.5      273.4      183.8      128.6     579.8        8.8%
  COST OF SALES                     (169.7)    (132.9)     (91.8)    (387.5)    (164.3)    (117.1)     (87.3)   (362.7)       6.9%
GROSS PROFIT                         115.9       83.4       43.7      243.0      109.1       66.7       41.3     217.1       11.9%
Gross Margin                          40.6%      38.6%      32.2%      38.5%      39.9%      36.3%      32.1%     37.4%
  SELLING AND ADMINISTRATIVE
   EXPENSES                          (54.2)     (62.2)     (31.0)    (147.4)     (52.0)     (52.6)     (30.6)   (135.2)       9.0%
  CORPORATE EXPENSES                   0.0        0.0        0.0      (6.3)        0.0        0.0        0.0      (6.8)      (7.2)%
OPERATING INCOME                      61.7       21.3       12.7       89.4       57.2       14.1       10.7      75.2       18.9%

Operating Margin                      21.6%       9.8%       9.4%      14.2%      20.9%       7.7%       8.3%     13.0%
EBITDA (1)                            80.6       34.6       23.4      132.4       78.4       31.0       23.0     125.7        5.3%
Ebitda Margin                         28.2%      16.0%      17.3%      21.0%      28.7%      16.9%      17.9%     21.7%
NON OPERATIONAL RESULTS
  FINANCIAL EXPENSE/INCOME (Net)                                        8.0                                       (9.2)     186.9%
  RESULTS FROM AFFILIATED                                               0.9                                        1.7      (45.0)%
  AMORTIZATION OF GOODWILL                                             (9.1)                                     (10.9)     (16.3)%
  OTHER INCOME/(EXPENSE)                                              (10.6)                                     (11.2)      (5.6)%
  PRICE LEVEL RESTATEMENT (3)                                          (9.3)                                       5.7     (265.3)%
NON-OPERATING RESULTS                                                 (20.1)                                     (24.0)     (16.3)%

INCOME BEFORE INCOME TAXES;
 AMORTIZATION OF NEGATIVE
 GOODWILL AND MINORITY INTEREST                                        69.3                                       51.1       35.5%

INCOME TAXES                                                           (9.5)                                      (4.4)     115.0%
MINORITY INTEREST                                                       0.0                                       (0.0)    (100.0)%
AMORTIZATION OF NEGATIVE GOODWILL                                       0.0                                        0.0         NA

NET INCOME                                                             59.8                                       46.7       28.0%
Net Margin                                                              9.5%                                       8.1%

WEIGHTED AVERAGE SHARES OUTSTANDING                                   760.3                                      760.3
EARNINGS PER SHARE                                                     0.08                                       0.06
EARNINGS PER ADS                                                       0.47                                       0.37       28.0%

(1) Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

                           Embotelladora Andina S.A.
                          Consolidated Balance Sheet
                (In million of constant 09/30/05 Chilean Pesos)


                                   Sep 30,   Sep 30,                                                   Sep 30,   Sep 30,
ASSETS                              2005      2004      %Ch        LIABILITIES & SHAREHOLDERS'EQUITY    2005      2004      %Ch
-------------------------------   --------- --------- --------     ---------------------------------  --------- --------- --------

Cash + Time deposits + market.                                     Short term bank liabilities          83,438     19,207   334.4%
  Securit.                          94,881    31,030    205.8%     Current portion of long term
Account receivables (net)           40,314    37,114      8.6%      bank liabilities                       580      1,263   (54.1)%
Inventories                         21,040    24,804    (15.2)%    Current portion of bonds payable     17,704     18,730    (5.5)%
Other current assets                23,578    15,213     55.0%     Trade accounts payable and notes
                                   -------   -------    ------       payable                            44,546     47,917    (7.0)%
Total Current Assets               179,813   108,161     66.2%     Other liabilities                    23,651     22,913     3.2%
                                                                                                       -------    -------   ------
Property, plant and equipment      503,740   544,795     (7.5)%      Total Current Liabilities         169,919    110,031    54.4)%
Depreciation                      (361,271) (376,630)    (4.1)%
                                   -------   -------    ------     Long term bank liabilities              629     51,408   (98.8)%
Total Property, Plant, and         142,469   168,165    (15.3)%    Bonds payable                       104,136    119,303   (12.7)%
 Equipment                                                   %     Other long term liabilities          30,712     21,793    40.9%
Investment in related companies     20,470    19,802      3.4%                                         -------    -------   ------
Investment in other companies           55        57     (4.3)%    Total Long Term Liabilities         135,477    192,504   (29.6)%
Goodwill                            75,042    95,824    (21.7)%
Other long term assets             138,300   208,649    (33.7)%    Minority interest                         0         52   (99.9)%
                                   -------   -------    ------
Total Other Assets                 233,866   324,332    (27.9)%    Stockholders' Equity                250,752    298,070   (15.9)%
                                   -------   -------    ------                                         -------    -------   ------
                                                                   TOTAL LIABILITIES &
TOTAL ASSETS                       556,148   600,658     (7.4)%      SHAREHOLDERS' EQUITY              556,148    600,658    (7.4)%
                                   =======   =======    ======                                         =======    =======   ======

                             Financial Highlights
                (In million of constant 09/30/05 Chilean Pesos)

                                   Sep 30,     Sep 30,                                                          Sep 30,   Sep 30,
ADDITIONS TO FIXED ASSETS           2005        2004               DEBT RATIOS                                   2005      2004
----------------------------      ---------   ---------            -----------------------------------------   --------- ---------

Chile                                9,049      11,093             Financial Debt / Total Capitalization          0.45      0.41
Brazil                               4,671       6,716             Financial Debt / EBITDA L12M                   2.04      2.14
Argentina                            3,634       1,320             EBITDA L12M / Interest Expense (net) L12M      6.34      7.09
                                    ------      ------
                                    17,354      19,129             L12M: Last twelve months


* As June 30, 2005, the company's registered a negative net cash position of US$ 1 million. Total debt amounted to US$ 361 million. Total Cash amounted to US$ 360 million, which includes cash investments accounted for under Other Current Assets as well as Long Term Assets.

EMBOTELLADORA ANDINA S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                      EMBOTELLADORA ANDINA S.A.

                                      By: /s/ Osvaldo Garay
                                         -----------------------
                                         Osvaldo Garay
                                         Chief Financial Officer


Dated: November 3, 2005